SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                             (Amendment No. 3)

                 Under the Securities Exchange Act of 1934

                           TELEMUNDO GROUP, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                              87943M306
                              87943M405
                           (CUSIP Number)

                            Guillermo Bron
                       Bastion Capital Fund, L.P.
                  1999 Avenue of the Stars, Suite 2960
                      Los Angeles, California  90067
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           with a copy to:

                     Michael A. Woronoff, Esq.
                Skadden, Arps, Slate, Meagher & Flom
                 300 South Grand Avenue, Suite 3400
                 Los Angeles, California  90071-3144
                          (213) 687-5000

                            July 13, 1995
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:
                                                               ___
                                                              /  /

     Check the following box if a fee is being paid with this
     Statement:
                                                               ___
                                                              /  /

     CUSIP NO. 87943M306
     CUSIP No. 87943M405        Schedule 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BASTION CAPITAL FUND, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          WC
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      -0-
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :       1,747,685
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :       1,747,685
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                 -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,747,685

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     / X /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          17.5%

     (14) TYPE OF REPORTING PERSON*
          PN



     ITEM 2.   IDENTITY AND BACKGROUND

               This Amendment No. 3 to Schedule 13D relates to the admission of Juran Investments, Inc., a Delaware corporation ("Juraco"), as an additional general partner of Bastion Partners, L.P., a Delaware limited partnership ("BP"), the sole general partner of Bastion Capital Fund, L.P., a Delaware limited partnership ("Bastion"). Juraco became an additional general partner of BP on July 13, 1995. The principal business of Juraco is to act as a general partner of BP.

               The sole stockholder of voting stock and the sole director of Juraco is Mr. Jan G. Juran. Mr. Juran is also the President, Chief Executive Officer, Chief Financial Officer and Secretary of Juraco.

               The business address of Juraco and Mr. Jan G. Juran is 1999 Avenue of the Stars, Suite 2960, Los Angeles, California 90067.

               Neither Juraco nor Mr. Jan G. Juran has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Mr. Jan G. Juran is a citizen of the United States of America.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  March 19, 1996

                               BASTION CAPITAL FUND, L.P.

                               By:  Bastion Partners, L.P.,
                                    its general partner

                                    By:  Bron Corp., its general partner

                                         By:  /s/ Guillermo Bron
                                              Guillermo Bron
                                              President

                                    By:  Villanueva Investments, Inc.
                                           its general partner

                                         By: /s/ Daniel D. Villanueva
                                             Daniel D. Villanueva
                                             President

                                    By:  Juran Investments, Inc.
                                           its general partner

                                         By: /s/ Jan G. Juran
                                             Jan G. Juran
                                             President